Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 12, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
Swiss Competition Commission approves the contemplated acquisition of Fastweb by Swisscom
The Swiss Competition Commission (the National Swiss Authority on Competition) has no objection to the contemplated acquisition of Fastweb through the voluntary public cash tender offer launched by Swisscom.
After a preliminary review the Swiss Competition Commission informed Swisscom that it had no objection to the planned acquisition of the control of the Fastweb S.p.A., an Italian company, by Swisscom through a tender offer on 78,128,095 outstanding shares of the company. Since the acquisition would not create or strengthen a dominant market position the Competition Commission had no reason for an in-depth investigation of a concentration of enterprises in accordance with the Swiss Cartel Act. Therefore, a further condition of the offer has been fulfilled.
Berne, 12 April, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 12, 2007	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law